                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Milan 26 April 2007 – Telecom Italia, with regard to news reports about the Bolivian government’s decision to “recover” Entel Bolivia - in which ETI has a 50 % stake -  announces that it will evaluate all initiatives aimed at safeguarding its investment in Entel Bolivia.

ETI, a company wholly controlled by Telecom Italia, acquired 50% of Entel Bolivia in 1995, during the Bolivian government’s privatization drive, and as a result of the agreements struck, has the power to nominate the majority of Entel’s Board of Directors.

On 28 March 2007, the Bolivian government issued Decreto Supremo no. 29087  with the purpose of "recovering” Entel in favour of the State. The decree included unfounded accusations of irregularities in the administration and management of Entel, which were meant to have emerged following a unilateral investigation conducted by the government, the conclusions of which are obviously arbitrary. The decree also instituted a Ministerial Commission with the sole objective of negotiating and defining a friendly agreement with ETI aimed at the above mentioned “recovery” within 30 days of the decree’s publication.

ETI, regardless of the accusations and brevity of the period contained  in the decree (which suggest an attitude which is anything but friendly on the Bolivian side), has been open to meeting the Commission. In this context, a few meetings took place in La Paz during which the Ministerial Commission adopted an ever more aggressive and intimidating stance, repeating a series of points on presumed (but never proven) irregularities in the management of Entel. The Ministerial Commission’s attitude was accompanied by a very aggressive media campaign against ETI and Entel which was prejudicial to Entel’s image and interests and which obviously go against the Commission’s declared aim of wanting to reach a mutually satisfactory agreement with ETI’s representatives.

ETI maintains that these observations and accusations have been mounted to justify unilateral action aimed at transferring the equity, operational and managerial control of Entel to the Bolivian government, in violation of the agreements signed by the Bolivian government and ETI at the time of Entel’s privatization, the Bolivian law, and the international treaties for the protection of foreign investments.

On 23 April 2007, the date set for a new round of meetings, the Bolivian government issued two new surprise decrees. With the first it repealed the administrative and legislative acts with which the preceding government certified Entel’s investments in Bolivia, which testified to the fulfillment by Entel and ETI of the obligations taken with the government at the time of privatization, and declared expressly against the law all acts brought into being in implementation of those provisions. The legislative and administrative acts abolished by the government have been declared legitimate by a sentence of the Constitutional Court which has fully rejected an appeal of unconstitutionality presented by members of the present government.

With the second decree, the government instead decided the transfer within 24 hours and without payment the stake in Entel – equal to 47% of company’s capital – managed by two private pension funds as well as the annulment of a series of other administrative provisions, including those dating 1995 relative to Entel’s privatization, altogether removing, always with retroactive applicability, the legislative basis on which 12 years ago the privatization of Entel was conducted.

The Bolivian government’s intention to re-appropriate Entel in violation of all the fundamental norms of a state based on the law appears clear. With the two decrees issued, the government has profoundly modified the regulatory-legislative framework of the sector affecting past operations which had been conducted in full respect of the existing laws. ETI reasserts its absolute propriety in the management of Entel, having always acted in accordance with Bolivian law and the operating standards of main telecommunications operators worldwide, and is ready to demonstrate this in all relevant circumstances.

Telecom Italia

Media Relations

+39.06.3688.2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.com/investors

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 27th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager